# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REPARE THERAPEUTICS INC., CIK 0001808158
CUSIP: 760273102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7171 FREDERICK BANTING, SUITE 270, BUILDING 2, SAINT-LAURENT, Quebec Canada (A8), H4S 1Z9
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001193125-21-328063
Filed by CIK 0001609492
Persons authorized to receive notices and communications: Ansbert Gadicke, c/o MPM BioImpact LLC, 339 Boylston Street, Suite 1100, Boston, Massachusetts (MA), 02116, 617-425-9200

## Reporting persons
- MPM BioVentures 2014, L.P. (CIK 0001609492): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,018,345; shared voting power 0; sole dispositive power 1,018,345; shared dispositive power 0; aggregate amount beneficially owned 1,018,345 (2.4% of the class)
- MPM BioVentures 2014 (B), L.P. (CIK 0001609493): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 67,921; shared voting power 0; sole dispositive power 67,921; shared dispositive power 0; aggregate amount beneficially owned 67,921 (0.2% of the class)
- MPM Asset Management Investors BV2014 LLC (CIK 0001609495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 35,052; shared voting power 0; sole dispositive power 35,052; shared dispositive power 0; aggregate amount beneficially owned 35,052 (0.1% of the class)
- UBS Oncology Impact Fund L.P. (CIK 0001691428): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 819,924; shared voting power 0; sole dispositive power 819,924; shared dispositive power 0; aggregate amount beneficially owned 819,924 (1.9% of the class)
- MPM BioVentures 2014 GP LLC (CIK 0001765091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,086,266; sole dispositive power 0; shared dispositive power 1,086,266; aggregate amount beneficially owned 1,086,266 (2.6% of the class)
- MPM BioVentures 2014 LLC (CIK 0001765021): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,121,318; sole dispositive power 0; shared dispositive power 1,121,318; aggregate amount beneficially owned 1,121,318 (2.6% of the class)
- Oncology Impact Fund (Cayman) Management L.P. (CIK 0001721036): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 819,924; sole dispositive power 0; shared dispositive power 819,924; aggregate amount beneficially owned 819,924 (1.9% of the class)
- MPM BioImpact LLC (CIK 0001687078): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 819,924; sole dispositive power 0; shared dispositive power 819,924; aggregate amount beneficially owned 819,924 (1.9% of the class)
- ANSBERT GADICKE (CIK 0001134655): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,941,242; sole dispositive power 0; shared dispositive power 1,941,242; aggregate amount beneficially owned 1,941,242 (4.6% of the class)
- LUKE EVNIN (CIK 0001134657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,121,318; sole dispositive power 0; shared dispositive power 1,121,318; aggregate amount beneficially owned 1,121,318 (2.6% of the class)
- Todd Foley (CIK 0001473930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,121,318; sole dispositive power 0; shared dispositive power 1,121,318; aggregate amount beneficially owned 1,121,318 (2.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: REPARE THERAPEUTICS INC.
Address of issuer's principal executive offices: 7171 FREDERICK BANTING, SUITE 270, BUILDING 2, SAINT-LAURENT, Quebec Canada (A8), H4S 1Z9
Comment:
Explanatory Note: This Amendment No. 7 to Schedule 13D ('Amendment No. 7') is being filed as an amendment to the initial statement on Schedule 13D relating to the common shares (the 'Common Shares'), of Repare Therapeutics Inc. (the 'Issuer'), as filed with the Securities and Exchange Commission (the 'SEC') on July 6, 2020, as amended by Amendment No. 1 filed March 23, 2021, Amendment No. 2 filed May 25, 2021, Amendment No. 3 filed July 21, 2021, Amendment No. 4 filed December 26, 2024, Amendment No. 5 filed January 6, 2025 and Amendment No. 6 filed January 15, 2025 (as amended, the 'Original Schedule 13D'). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of the Issuer's Common Shares by certain Filing Persons.

Items 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 7 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the Filing Persons Owner Profile of this Amendment No. 7 for the aggregate number of Common Shares and percentages of the shares of Common Shares beneficially owned by the Filing Person.

The Common Shares are held as follows:

* 1,018,345 shares are held directly by BV 2014;
* 67,921 shares are held directly by BV 2014(B);
* 35,052 shares are held directly by AM BV2014 LLC; and
* 819,924 shares are held directly by UBS Oncology.

BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2014 and BV 2014(B).

BV 2014 LLC is the managing member of AM BV2014 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2014 LLC.

BioImpact and Oncology Cayman are the direct and indirect general partners of UBS Oncology and, accordingly, may be deemed to beneficially own the shares held by UBS Oncology.

Drs. Gadicke and Evnin and Mr. Foley are the managing directors of BV 2014 LLC and, accordingly, may be deemed to beneficially own the shares held by BV 2014, BV 2014(B) and AM BV2014 LLC.

Dr. Gadicke is the managing partner of BioImpact and, accordingly may be deemed to beneficially own the shares held by UBS Oncology.

Calculation of the percentage of the shares of Common Shares beneficially owned is based upon 42,510,708 Common Shares outstanding as of November 1, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 7, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the Filing Persons Owner Profile of this Amendment No. 7 for the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Filing Persons sold the following Common Shares in the open market since the date of filing Amendment No. 6:

Date of Sale Price Range Ave. Price Sold by Sold by Sold By AM BV Sold by
BV 2014 BV 2104(B) 2014 LLC UBS Oncology
1/16/25 $1.255-$1.32 $1.27 10,326 689 356 8,314
1/17/25 $1.2599-$1.2901 $1.28 20,071 1,339 690 16,160
1/21/25 $1.22-$1.31 $1.24 16,024 1,069 551 12,902
1/22/25 $1.20-$1.235 $1.22 19,017 1,268 655 15,312
1/23/25 $1.155-$1.22 $1.20 21,705 1,448 746 17,476
1/24/25 $1.20-$1.26 $1.23 5,796 387 199 4,667
1/27/25 $1.15-$1.2034 $1.18 16,265 1,085 560 13,096
Other persons with the right to receive dividends or sale proceeds: Inapplicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: All Filing Persons ceased to be the beneficial owners of more than five percent of the Common Shares on January 17, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Statement

## Signatures
- MPM BioVentures 2014, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014, L.P. (01/31/2025)
- MPM BioVentures 2014 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014 (B), L.P (01/31/2025)
- MPM Asset Management Investors BV2014 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the manager of MPM Asset Management Investors BV2014 LLC (01/31/2025)
- UBS Oncology Impact Fund L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the GP of Oncology Impact Fund (Cayman) Management L.P., the GP of UBS Oncology Impact Fund L.P. (01/31/2025)
- MPM BioVentures 2014 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC (01/31/2025)
- MPM BioVentures 2014 LLC: /s/ Ansbert Gadicke, Managing Director (01/31/2025)
- Oncology Impact Fund (Cayman) Management L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the General Partner of Oncology Impact Fund (Cayman) Management L.P. (01/31/2025)
- MPM BioImpact LLC: /s/ Ansbert Gadicke, Managing Partner (01/31/2025)
- ANSBERT GADICKE: /s/ Ansbert Gadicke, Ansbert Gadicke (01/31/2025)
- LUKE EVNIN: /s/ Luke Evnin, Luke Evnin (01/31/2025)
- Todd Foley: /s/ Todd Foley, Todd Foley (01/31/2025)